02035871

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 13, 2002

Technip-Coflexip
(Translation of Registrant's Name Into English)

170 place Henri-Régnault
92973 Paris La Défense 6
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure: Three press releases dated May 7 and May 13, 2002, announcing (i) Technip-Coflexip first quarter 2002 results - conference call (ii) Technip-Coflexip awarded EPIC contract for Zafiro southern expansion offshore Equatorial Guinea (iii) Technip-Copflexip wins sulfur recovery plant project in Saudi Arabia.

TECHNIP-COFLEXIP

PRESS RELEASE

Paris-La-Défense, 7 May 2002

TECHNIP-COFLEXIP

FIRST QUARTER 2002 RESULTS

CONFERENCE CALL

Technip-Coflexip (NYSE: TKP and Euronext: 13170) will announce its First Quarter 2002 results on Wednesday, May 22, 2002, after the closing of the Paris and New York stock exchanges.

Daniel Valot, Chairman of the Management Board of Technip-Coflexip will comment on the results and will field questions during the following two conference calls:

- A **French language** conference call will be held on Thursday, **May 23, 2002, at 11:30 am Paris time**.

  To participate in the **French language conference**, simply dial **+33 (0) 1 56 38 35 35** ***or*** **+33 (0) 1 55 69 57 51** (France) ten to fifteen minutes prior to the scheduled start time.

  Please be sure that you call from a touch tone phone to be able to connect to the call and participate in the question and answer session. You will be asked for the name of the conference "Technip-Coflexip" and the name of the Chairman of the Management Board "Mr. Valot".

  A replay will be available, starting 2 hours after the close of the call, for 7 days. To listen to the replay dial **+33 (0) 1 40 50 20 20** and use the confirmation code **9449**.

- An **English language** conference call will be held on Thursday, **May 23, 2002, at 5:30 p.m. Paris time, 11:30 a.m. Eastern US time and 10:30 a.m. Central US time**.

  To participate in the **English language conference**, simply dial **1 (719) 457-2621** (United States) five to ten minutes prior to the scheduled start time.

  A replay will be available, starting 2 hours after the close of the call, for 7 days. To listen to the replay dial **1 (719) 457-0820** and use the confirmation code **756087**.

Both calls (in English and in French) will be broadcast live on the Group Website and replays available for 7 days. The Web address is: www.technip-coflexip.com, the replay will be in the Presentations and Meetings section.

TECHNIP-COFLEXIP

With a workforce of about 18,000 and annual revenues of about 5 billion euros, TECHNIP-COFLEXIP ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

TECHNIP-COFLEXIP's website is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

For further information contact:

Sylvie Hallemans
Press Relations
Tel. +33 (0) 1 47 78 34 85
Fax +33 (0) 1 47 78 24 33
E-mail: shallemans@technip-coflexip.com

Miranda Weeks
Investor Relations Officer
Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 55 91 87 11
E-mail: mweeks@technip-coflexip.com

TECHNIP-COFLEXIP

Paris-La Défense, May 13, 2002

PRESS RELEASE

TECHNIP-COFLEXIP AWARDED EPIC CONTRACT FOR ZAFIRO SOUTHERN EXPANSION OFFSHORE EQUATORIAL GUINEA

Paris, France – Technip-Coflexip (NYSE: TKP and Euronext: 13170) was awarded a contract, by Mobil Equatorial Guinea, Inc., which includes the procurement, fabrication and installation of more than 48 km of flexible and rigid subsea pipelines for the Zafiro Southern Expansion field, offshore Bioko island, in Equatorial Guinea.

The Zafiro Southern Expansion field is located approximately 40 miles (65 kilometers) northwest of Malabo in water depths of 1400 – 2800 feet (425-850 meters) water depth.

Technip-Coflexip will be in charge of the project management, engineering, procurement, transport and installation of:

- 22 km of 8'' production lines (six lines),
- 4 km of 12'' water injection line (one line),
- 4 km of 6'' water injection line (one line),
- 8 km of 6'' gas lift lines (one line)
- 11 km 14'' export line.

Technip-Coflexip will also procure and install 17 flexible jumpers and two SLEDS.

The flexible pipes will be manufactured at the Group's plant in Le Trait, France, and the Evanton spoolbase, in Scotland, will fabricate the rigid pipeline to be installed by the CSO Apache. The CSO Constructor will install the flexible lines and assist the CSO Apache during the installation of the rigid line and perform layout survey. First oil is scheduled in 2003.

Tom Ehret, Vice Chairman of the Management Board of Technip-Coflexip and President of the Group's Offshore Branch, stated: "We are pleased to offer Mobil Equatorial Guinea, for whom we previously worked on the Zafiro development between 1995 and 1998, Technip-Coflexip Group's broadened capabilities. Our experience in the fabrication and installation of a large range of flexible and rigid pipes and our expertise in managing fast-track EPIC projects were key elements in our winning this contract and in helping our client achieve its objectives."

°
° °

TECHNIP-COFLEXIP

With a workforce of about 18,000 and annual revenues of about 5 billion euros, Technip-Coflexip ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

TECHNIP-COFLEXIP's website is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

For further information contact:

Sylvie Hallemans
Press Relations
TECHNIP-COFLEXIP
Tel. +33 (0) 1 47 78 34 85
Fax +33 (0) 1 47 78 24 33
E-mail: shallemans@technip-coflexip.com

Miranda Weeks
Investor Relations Officer
TECHNIP-COFLEXIP
Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 55 91 87 11
E-mail: mweeks@technip-coflexip.com

TECHNIP-COFLEXIP

Paris-La Défense, May 13, 2002

PRESS RELEASE

TECHNIP-COFLEXIP WINS SULFUR RECOVERY PLANT PROJECT IN SAUDI ARABIA

TECHNIP-COFLEXIP (NYSE: TKP and Euronext: 13170) has been awarded, by Saudi Arabian Oil Company (Saudi Aramco), a lumpsum turnkey contract for the design and construction of a sulfur plant at Riyadh Refinery, Riyadh, Saudi Arabia.

Under the terms of this contract, TECHNIP-COFLEXIP will provide two new 70 metric-tons-per-day sulfur recovery units, sulfur tankage and truck loading facilities, a new sour water stripper unit and a new amine-treating unit. The work also includes upgrading and modifications of the existing facilities.

TECHNIP-COFLEXIP services will include project management, detail engineering, procurement of equipment and materials, construction management, construction, precommissioning and assistance to commissioning.

The installation of the sulfur recovery units will allow reduction of sulfur-dioxide emissions to the atmosphere, thus improving the local environment. Liquid sulfur thus recovered from the sulfur recovery plant shall be passed to storage tanks and loaded to trucks for export.

The overall project will be carried out by TECHNIP-COFLEXIP's engineering center in Abu Dhabi, with the construction being handled by the group's local affiliate TECHNIP SAUDI ARABIA. With more than 650 people, the engineering center of Technip-Coflexip in Abu Dhabi is the largest engineering force in the Middle East, executing major projects from concept to commissioning.

The project is scheduled to begin in April 2002 and completion is slated for April 2004.

***

This new success adds to the remarkable list of TECHNIP-COFLEXIP's references in Saudi Arabia, including several other large contracts for Saudi Aramco: Berri, Hawiyah, Abqaiq and Haradh, which are parts of the major gas development program managed by Saudi Aramco.

TECHNIP-COFLEXIP

° ° °

With a workforce of about 18,000 and annual revenues of about 5 billion euros, TECHNIP-COFLEXIP ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

TECHNIP-COFLEXIP's website is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

For further information contact:

Sylvie Hallemans
Press Relations
TECHNIP-COFLEXIP
Tel. +33 (0) 1 47 78 34 85
Fax +33 (0) 1 47 78 24 33
E-mail: shallemans@technip-coflexip.com

Miranda Weeks
Investor Relations Officer
TECHNIP-COFLEXIP
Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 55 91 87 11
E-mail: mweeks@technip-coflexip.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Technip-Coflexip has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2002

TECHNIP-COFLEXIP

By: ____________

Name: Patrick Picard

Title: Corporate Secretary